November 10, 2005



Mail Stop 4561

By U.S. Mail

Kenneth T. Neilson
Chairman, President and Chief Executive Officer
Hudson United Bancorp
100 MacArthur Boulevard
Mahwah, NJ  07430

	Re:	Hudson United Bancorp
		Form 10-K for the year ended December 31, 2004
		File No. 1-08660

Dear Mr. Neilson:

	We have completed our review of your filings referred to above and have no further comments at this time.




Sincerely,



      Donald A. Walker
             				    Senior Assistant Chief
Accountant